

Mail Stop 3628

February 23, 2009

<u>Via Facsimile and U.S. Mail</u>
David R. Birk, Esq.
Senior Vice President and General Counsel
Avnet, Inc.
2211 South 47th Street
Phoenix, AZ 85034

> **Re: Avnet, Inc.**
> **Schedule TO-I**
> **Filed February 13, 2009**
> **File No. 005-20161**

Dear Mr. Birk:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Notice to Holders</u>

<u>When does the Put Option expire, page 2</u>

1. We note that you will not extend the offer period "unless required to do so by applicable law (including, but not limited to, the federal securities laws)." Please revise to describe how the offer may be extended. Refer to Item 1004(a)(1)(v) of Regulation M-A and Rule 13e-4(e)(3).

The Company's Obligation to Purchase the Debentures, page 5

2. Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the offeror and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. We note that you describe the conditions as follows: (1) an event of default under the Indenture or Officers' Certificate; (2) if the purchase is not unlawful; and (3) satisfaction of procedural requirements. Please revise to further describe the conditions, so that investors may understand whether the conditions have been satisfied.

Payment for Surrendered Debentures, page 13

3. We note that you intend to use existing liquidity to purchase the Debentures. Please revise to describe the specific sources of the funds used in the transaction. Refer to Item 1007(a) of Regulation M-A.

Exhibits

4. Please file the form of documents required from holders of Debentures as an exhibit, or advise us. Refer to Item 12 of Schedule TO and corresponding Item 1016(g) of Regulation M-A.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

David Birk, Esq.
Avnet, Inc.
February 23, 2009
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Joseph Richardson, Esq.
         Squire, Sanders and Dempsey L.L.P.
         (Via facsimile)